UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Business Combination

On February 28, 2023 (the “Closing Date”), HUB Cyber Security Ltd., a company organized under the laws of the State of Israel (the “Company”) consumated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated March 23, 2022, as amended on June 19, 2022, by and among the Company, Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”) and Rover Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”).

In connection with the closing of the Business Combination, the following transactions occurred pursuant to the terms of the Business Combination Agreement:

•	The Amended and Restated Articles of Association previously adopted by the Company’s shareholders (the “Amended and Restated Articles of Association”) came into effect. A copy of the Amended and Restated Articles of Association is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein;

•	the Company effected a stock split of each Company ordinary share (the “Company Ordinary Share”) into such number of Company Ordinary Shares, calculated in accordance with the terms of the Business Combination Agreement, such that each Company Ordinary Share have a value of $10.00 per share after giving effect to such stock split (the “Stock Split”), which resulted in reverse split ratio of 0.712434;

•	Merger Sub merged with and into RNER (the “Merger”), with RNER surviving the Merger as a wholly-owned subsidiary of the Company;

•	as a result of the Merger and the other transactions contemplated by the Business Combination Agreement, RNER became a wholly owned subsidiary of the Company, with the shareholders of RNER becoming shareholders of the Company;

•	in connection with the special meeting of stockholders held by RNER on January 4, 2023 (the “RNER Special Meeting”), the holders of 2,580,435 shares of common stock of RNER (the “RNER Common Stock” and each share of RNER Common Stock, a “RNER Share”) properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.28 per share, for an aggregate redemption amount of approximately $26,526,872. These share redemptions were in addition to the 14,535,798 RNER Shares that were tendered for redemption in connection with the special meeting of RNER’s stockholders held on December 21, 2022 approving the extension of RNER’s expiration date to March 1, 2023;

•	at the effective time of the Business Combination (the “Effective Time”), each unit of RNER (a “RNER Unit”) issued and outstanding immediately prior to the Effective Time automatically detached and the holder of each such RNER Unit became deemed to hold one RNER Share and one warrant of RNER entitling the holder to purchase three-fourths of one RNER Share per warrant at a price of $11.50 per whole share (each, a “RNER Warrant”); and

•	each RNER Share issued and outstanding immediately prior to the Effective Time automatically converted into 0.899 Company Ordinary Shares, and each RNER Warrant issued and outstanding immediately prior to the Effective Time converted into 0.899 warrants of the Company (a “Company New Warrant”).

The Company Ordinary Shares and the Company’s existing warrants began trading on the Nasdaq Global Market on March 1, 2023 under the symbols “HUBC” and “HUBCZ”, respectively. The Company New Warrants began trading on the Nasdaq Capital Market on March 1, 2023 under the symbol “HUBCW.”

The foregoing description of the Business Combination is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Report on Form 6-K and is incorporated by reference herein.

Prior to the Closing Date, the board of directors of the Company (the “Board”) resolved not to present the form of the amended and restated compensation policy of the Company (previously filed as Exhibit 10.12 to the Registration Statement on Form F-4 (File. No. 333-267035), filed with the SEC on August 24, 2022), for approval by the general meeting of shareholders (the “Proposed Compensation Policy”). Accordingly, the Proposed Compensation Policy did not become effective upon the Closing Date, and the Company’s current compensation policy remains in effect.

On the Closing Date, the Company and RNER issued a press release announcing the closing of the Business Combination. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Ancillary Agreements

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, the Company and certain qualified institutional buyers and accredited investors (the “PIPE Investors”) entered into a series of subscription agreements (“Subscription Agreements”), providing for the purchase by the PIPE Investors at the Effective Time of an aggregate of 5,000,000 Company Ordinary Shares at a price per share of $10.00 for gross proceeds to the Company of $50,000,000 (collectively, the “PIPE Financing”). The PIPE Financing did not consummate at closing of the Business Combination.

The Business Combination Agreement provides that the consummation of the Business Combination is conditioned upon, among other things, the satisfaction or waive by the Company of a requirement that the combined company have an aggregate cash amount of at least $50,000,000 (the “Minimum Cash Condition”) available on the Closing Date from RNER’s trust account (after giving effect to all of the RNER stockholder redemptions) and the PIPE Investors. As a result of the redemptions from RNER’s trust account and the failure of the PIPE Financing to be consummated, the Company waived the Minimum Cash Condition in order to proceed to close the Business Combination.

Convertible Notes

On the Closing Date, the Company entered into two convertible notes agreements (collectively, the “Convertible Notes Agreements”) with A.G.P./Alliance Global Partners (“AGP”), the representative of the underwriters in RNER’s IPO and a stockholder of RNER, and another vendor involved in the Business Combination (the “Vendor”). Pursuant to the Convertible Notes Agreements, AGP purchased convertible notes of and from the Company in an aggregate principal amount of $5,219,318.54 and the Vendor purchased convertible notes of and from the Company in an aggregate principal amount of $349,318.54 (each, a “Convertible Notes”). Each Convertible Notes will bear interest at a rate of 6% per annum, has a maturity date of March 1, 2024 and will be convertible for Company Ordinary Shares at AGP’s or the Vendor's option, as applicable, at any time prior to the respective Convertible Notes being paid in full.

In addition, prior to the Closing Date, the Company entered into a convertible loan agreement with an investor, pursuant to which the Company received gross proceeds of 10,000,000 Israeli shekel (the “CLA”). The CLA will bear no interest, has a maturity of 24 months and will be convertible for Company Ordinary Shares upon the beginning of trading on Nasdaq.

Registration Rights Agreements

In connection with the execution of the Convertible Notes Agreements, the Company also entered into registration rights agreements with each of AGP and the Vendor (together, the “Registration Rights Agreements”) on the Closing Date, pursuant to which, subject to certain requirements and customary conditions, AGP and the Vendor may demand at any time or from time to time, that the Company file a registration statement with the U.S. Securities and Exchange Commission to register the Company Ordinary Shares issuable upon a conversion pursuant to the terms of the Convertible Notes Agreements.

Right of First Refusal Agreement

Additionally, on the Closing Date, the Company entered into a right of first refusal agreement (the “Right of First Refusal Agreement”) with AGP, pursuant to which AGP has been granted a right of first refusal to be the sole or exclusive bookrunning manager, underwriter or placement agent in any and all future public and private equity, equity linked and debt offerings, financial advisory role and equity lines of credit with any institution reasonably selected by AGP of the Company. The Right of First Refusal Agreement will terminate on the 12 month anniversity of the Closing Date; provided that if the AGP Convertible Notes are satisfied in full no later than the six month anniversary of the Closing Date, the Right of First Refusal Agreement will terminate on the six month anniversary of the Closing Date.

Equity Line of Credit

On the Closing Date, the Company and Dominion Capital LLC (“Dominion”), the manager of RNER’s sponsor, entered into a firm commitment for an equity line of credit (the “ELOC”), whereby the Company may issue up to $100,000,000 of Company Ordinary Shares to Dominion over the course of 36 months from the date of entry into definitive agreement for the ELOC. As consideration for Dominion’s purchase commitment, the Company will issue to Dominion 1,000,000 Company Ordinary Shares on the date on which a definitive agreement is entered into. In addition, Dominion will advance the Company an aggregate amount of $2,500,000 upon closing of the Business Combination, as the upfront commitment under the ELOC (the “ELOC Upfront Commitment”).

Secured Promissory Note

In connection with the firm commitment for the ELOC, the Company and Dominion entered into a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Company’s obligation to repay the ELOC Upfront Commitment. The Secured Promissory Note will bear interest at a rate of 10% per annum and is due on demand.

Board of Directors

In preparation for the closing of the Business Combination, on February 26, 2023, the Board appointed Kasbian Nuriel Chirich to serve as both a director and as chairman of the Board. Moshe Raines, who had been serving as interim chairman since Azriel Moskovitch left the position to become the Company’s Chief Executive Officer, will remain on the Board as a director.

Further, each of Moti Franko and Zeev Zell tendered their resignations as members of the Board, effective as of the Closing Date. In addition, the Board appointed Liat Aaronson to serve on the Board, effective as of the Closing Date.

Following the resignations of Mr. Franko and Mr. Zell, the Board set the classes of directors to be as follows, effective upon the Closing Date:

•	Class I shall be composed of Eyal Moshe and Manish Agarwal;

•	Class II shall be composed of Azriel Moskovitch and Moshe Raines; and

•	Class III shall be composed Matthew Kearney, Kasbian Nuriel Chirich and Liat Aaronson.

Committee Appointments

In addition, the Board also appointed Liat Aaronson to serve as a member of each of the Audit Committee of the Board (the “Audit Committee”), the Nominating Governance Compliance and Sustainability Committee of the Board (the “Nominating Committee”), and the Compensation Committee of the Board (the “Compensation Committee”), in each case effective upon the Closing Date.

Following these appointments and effective as of the closing of the Business Combination, (i) the Audit Committee is comprised of Moshe Raines, Manish Agarwal and Liat Aaronson, with Moshe Raines serving as chair, (ii) the Compensation Committee is comprised of Moshe Raines, Manish Agarwal and Liat Aaronson, with Manish Agarwal serving as chair and (iii) the Nominating Committee is comprised of Manish Agarwal, Moshe Raines and Liat Aaronson, with Liat Aaronson serving as chair.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of HUB Cyber Security Ltd.
2.1	Business Combination Agreement, dated as of March 23, 2022, by and among HUB Cyber Security Ltd. (f/k/a HUB Cyber Security (Israel) Ltd.), Rover Merger Sub, Inc. and Mount Rainier Acquisition Corp., (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File. No. 333-267035), filed with the SEC on August 24, 2022).
99.1	Press release dated February 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: March 1, 2023	By:	/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer